FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item
1.	English Translation of Communication to the Buenos Aires Stock Exchange dated November 22, 2006

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, November 22, 2006

BUENOS AIRES STOCK EXCHANGE

RE: Section 304 of the United States Bankruptcy Code - Art 23 of Listing Rules – “Relevant Information”.

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in compliance with the Article 23 of the Listing Rules of the Buenos Aires Stock Exchange.

In connection with the petition filed on September 13, 2005 by the Board of Directors of Telecom Argentina in the United States Bankruptcy Court for the Southern District of New York commencing, on behalf of Telecom Argentina, a case ancillary to a foreign proceeding pursuant to Section 304 of the United States Bankruptcy Code (the “Petition”), the Company informs that on November 17, 2006, the District Judge Naomi R. Buchwald denied the appeal filed by The Argo Fund, Ltd, and therefore, affirmed the judgment issued by the Bankruptcy Judge Burton R. Lifland confirming the Petition and ordering (i) that the order issued by the Argentine Bankruptcy Judge Adela N. Fernández approving Telecom Argentina’s Acuerdo Preventivo Extrajudicial (“APE”) (the “Approval Order”) and Telecom Argentina’s APE shall be given full force and effect in the United States, to the same degree as they are given effect in Argentina; (ii) that the Approval Order and the APE are binding on U.S. Bank N.A. as Indenture Trustee, and all non-consenting holders of bonds restructured pursuant to the APE, as they are in Argentina; and (iii) that all the notes restructured pursuant to the APE have been extinguished as a matter of Argentine law and must be cancelled.

The Argo Fund, Ltd. has a 30-day term to appeal the judgment of the District Court.

Best Regards,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 27, 2006	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President